UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934


                             Strayer Education Inc.
             ---------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
             ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    863236105
                         --------------------------------------------
                                 (CUSIP Number)

                                  May 04, 2005
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             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP No. 863236105         SCHEDULE 13G                 Page  2  of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                            (b) [ ]

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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           5      SOLE VOTING POWER
       NUMBER OF                   0
        SHARES             ----------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                      440,000
      REPORTING            ----------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH                      0
                           ----------------------------------------------------

                           8      SHARED DISPOSITIVE POWER
                                   440,000
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            440,000
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

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CUSIP No. 863236105        SCHEDULE 13G          Page   3  of   5  Pages

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3%
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12      TYPE OF REPORTING PERSON*

        OO
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(1)     The ultimate managing member of North Sound Capital LLC is Thomas
        McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.



Item 1(a).        Name of Issuer:

                  Strayer Education Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1100 Wilson Boulevard, Suite 2500
                  Arlington, VA 22209

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  53 Forest Avenue, Suite 202
                  Old Greenwich, CT 06870
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share








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CUSIP No. 863236105      SCHEDULE 13G          Page   4  of   5  Pages

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Item 2(e).        CUSIP Number:

                  863236105

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1:

                  (a) Amount beneficially owned: 440,000 shares of Common Stock

                  (b) Percent of Class:3%

                  (c) Number of shares as to which such person has:

                       (i) sole power to vote or direct the vote: 0

                       (ii)  shared power to vote or direct the vote: 440,000


                       (iii) sole power to dispose or direct the disposition of:
                             0

                       (iv) shared power to dispose or direct the disposition of: 440,000

Item 5.        Ownership of Five Percent or Less of a Class.

               [X]



Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.


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CUSIP No. 863236105            SCHEDULE 13G            Page   5  of   5  Pages

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               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Certification pursuant to ss.240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 11, 2005


                                                NORTH SOUND CAPITAL LLC


                                               By:    /s/Thomas McAuley
                                                    ----------------------
                                               Name:  Thomas McAuley
                                               Title: Chief Investment Officer